Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three Months Ended March 31, 2006 and 2005

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2006	2005
Basic - assumes no dilution:
Net income for the period	$23,246	$26,648

Weighted average number of common shares outstanding during the period	42,987	42,865

Net income per share – basic	$0.54	$0.62

Diluted - assumes full dilution:
Net income for the period	$23,246	$26,648
Interest expense, net of tax, on dilutive Senior Convertible Notes	677	684

Adjusted net income for the period	$23,923	$27,332

Weighted average number of common shares outstanding during the period	42,987	42,865
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	163	128
Common stock units related to Deferred Equity Compensation Plan for Directors	194	162
Common stock units related to Deferred Compensation Plan for Employees	147	145
Restricted common stock units related to Incentive Compensation Plan	238	—
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	4,085	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	47,814	47,643

Net income per share – diluted	$0.50	$0.57